10/1

03032406

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Fancamp Exploration

*CURRENT ADDRESS

PROCESSED
OCT 07 2003
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 3929 FISCAL YEAR 4-30-03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DATE: 10/1/03

FANCAMP EXPLORATION L'_ _.

7290 Gray Avenue, Burnaby, British Columbia, V5J 3Z2
Telephone: (604) 434-8829 Facsimile: (604) 434-8823

03 OCT -1 AM 7:21

AR/S
4-30-03

NOTICE OF ANNUAL GENERAL MEETING

TAKE NOTICE that the Annual General Meeting of the members of Fancamp Exploration Ltd. (hereinafter called the "Company"), will be held at Suite 1320, 4 King Street West, Toronto, Ontario, on:

TUESDAY, OCTOBER 21, 2003

at the hour of 1:00 o'clock in the afternoon (Toronto time) for the following purposes;

1. to receive the report of directors and the financial statements of the Company for the year ended April 30, 2003 and the report of the auditors thereon,

2. to appoint auditors for the ensuing year and to authorize the directors to fix their remuneration,

3. to determine the number of directors and to elect directors,

4. to consider and, if thought fit, to pass, with or without amendment, a resolution approving an incentive stock option plan, and

5. to transact any other business as may properly come before the Meeting.

Accompanying the Notice are an Information Circular and Form of Proxy.

A member entitled to attend and vote at the Meeting is entitled to appoint a proxy to vote in his stead. If you are unable to attend the Meeting, or any adjournment thereof, in person, please read the Notes accompanying the Form of Proxy enclosed herewith and then complete and return the Form of Proxy within the time set out in the Notes. The enclosed Form of Proxy is solicited by management, but, as set out in the Notes, you may amend it if you so desire by striking out the names listed herein and inserting in the space provided the name of the person you wish to represent you at the Meeting.

Dated at Vancouver, British Columbia this 16th day of September, 2003.

BY ORDER OF THE BOARD

"Debra Chapman"
Director and Secretary

FANCAMP EXPLORATION LTD.

7290 Gray Avenue, Burnaby, British Columbia, V5J 3Z2
Telephone: (604) 434-8829 Facsimile: (604) 434-8823

INFORMATION CIRCULAR

AS AT AND DATED SEPTEMBER 16, 2003

This Information Circular accompanies the Notice of the Annual General Meeting of members of Fancamp Exploration Ltd. (hereinafter called the "Company"), and is furnished in connection with a solicitation of proxies for use at that Meeting and at any adjournment thereof.

REVOCABILITY OF PROXY

In addition to the revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing executed by the member or his attorney authorized in writing, or if the member is a corporation, under its common seal, or, by a duly authorized officer or attorney thereof, and deposited either at the registered office of the Company at any time up to and including that last business day preceding the day of the Meeting, or any adjournment thereof, or, as to any matter in respect of which a vote shall not already have been cast pursuant to such proxy, with the Chairman of the Meeting on the day of the Meeting, or any adjournment thereof, and upon either of such deposits the proxy is revoked.

PERSONS OR COMPANIES MAKING THE SOLICITATION

The enclosed proxy is being solicited by the management of the Company.

Solicitations will be made by mail and possibly supplemented by telephone or other personal contact to be made without special compensation by regular officers and employees of the Company. The Company may reimburse members' nominees or agents (including brokers holding shares on behalf of clients) for the cost incurred in obtaining from their principals authorization to execute forms of proxy. No solicitation will be made by specifically engaged employees or soliciting agents. The cost of the solicitation will be borne by the Company.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Company is authorized to issue 50,000,000 shares without par value. There is one class of shares only. There are issued and outstanding 16,384,981 shares. At a general meeting of the Company, on a show of hands, every member present in person and entitled to vote shall have one vote and on a poll, every member present in person or represented

by proxy and entitled to vote shall have one vote for each share of which he is the registered holder. Shares represented by proxy will only be voted on a poll.

To the knowledge of the directors and senior officers of the Company, the following persons beneficially own, directly or indirectly, or exercise control or direction over, voting securities carrying more than 10% of the outstanding voting rights of the Company:

Name of Member	Approximate Number of Shares	Percentage of Issued and Outstanding Shares
Sheridan Platinum Group Ltd.	2,300,000	14.04%

The directors have determined that all members of record as of the 16th of September, 2003 will be entitled to receive notice of, and vote at, the Meeting. Those members so desiring may be represented by proxy at the Meeting. A Form of Proxy, and the power of attorney or other authority, if any, under which it is signed or a notarily certified copy thereof, must be deposited either at the office of the registrar and transfer agent of the Company, Pacific Corporate Trust Company, 10th Floor, 625 Howe Street, Vancouver, British Columbia, V6C 3B8, or at the head office of the Company, 7290 Gray Avenue, Burnaby, British Columbia, V5J 3Z2, not less than 48 hours, Saturdays and holidays excepted, prior to the time of the holding of the Meeting or any adjournment thereof.

ELECTION OF DIRECTORS

Each director of the Company is elected annually and holds office until the next annual general meeting of the members unless that person ceases to be a director before then. In the absence of instructions to the contrary the shares represented by proxy will be voted on poll for the nominees herein listed.

MANAGEMENT DOES NOT CONTEMPLATE THAT ANY OF THE NOMINEES WILL BE UNABLE TO SERVE AS A DIRECTOR. IN THE EVENT THAT PRIOR TO THE MEETING ANY VACANCIES OCCUR IN THE SLATE OF NOMINEES HEREIN LISTED, IT IS INTENDED THAT DISCRETIONARY AUTHORITY SHALL BE EXERCISED BY THE PERSON NAMED IN THE PROXY ON A POLL FOR THE ELECTION OF ANY OTHER PERSON OR PERSONS AS DIRECTOR.

Management proposes that the number of directors for the Company be determined at five for the ensuing year, subject to such increases as may be permitted by the Articles of the Company, and the management nominees for the Board of Directors and information concerning them as furnished by the individual nominees is as follows:

Name of proposed directors and present office held	Director since	Number of shares beneficially owned, directly or indirectly or over which control or direction is exercised, as at 09/15/03	Principal occupation and if not at present a director, occupation during the past five years
Peter Smith President and Director Member of Audit Committee	01/16/86	965,347	Consulting Geologist
Debra Chapman Secretary and Director	09/04/91	25,000	Administrative Consultant
Gilles Dubuc Director	03/06/98	187,500	Retired Businessman
Taylor Cahill Director Member of Audit Committee	03/22/96	140,000	Independent Financial Consultant
Michael Sayer Director Member of Audit Committee	03/22/96	66,000	Businessman

All of the nominees are residents of Canada.

Advance notice of the Meeting was published pursuant to Section 111 of the Company Act at Vancouver, British Columbia on August 26, 2003.

The Company has an audit committee, the members of which are set out above.

EXECUTIVE COMPENSATION

Executive Officers

There is only one executive officer of the Company, namely Peter Smith, President and Director.

SUMMARY COMPENSATION TABLE

		Annual Compensation:			Long Term Compensation:	
Name and principal position	Year	Annual Salary	Annual Bonus	Annual Other	Shares under option	All other compensation
Peter Smith, President	2003	Nil	Nil	$59,242	Nil	$7,200
	2002	Nil	Nil	$63,325	Nil	$7,200
	2001	Nil	Nil	$60,800	Nil	$6,900

Note: Certain columns are omitted because there has been no compensation awarded to, earned by or paid to the named executive officers required to be reported in the above table.

OPTION GRANTS DURING THE MOST RECENTLY COMPLETED FISCAL YEAR

Name of Executive Officer	Option Granted (#)	% Of Total Options Granted To Employees In Fiscal Year	Exercise Or Base Price ($/Share)	Market Value Of Securities Underlying Options On Date Of Grant	Expiration Date
Peter Smith	Nil	N/A	N/A	N/A	N/A

AGGREGATED OPTION EXERCISES DURING THE MOST RECENTLY COMPLETED FISCAL YEAR AND FISCAL YEAR-END OPTION VALUES

Name Of Executive Officer	Securities Acquired On Exercise	Aggregate Value Realized	Unexercised Options At Fiscal Year End (#) Exercisable	Value Of Unexercised In-The-Money Options At Fiscal Year End ($) Exercisable
Peter Smith	Nil	N/A	290,000	Nil

TABLE OF OPTION AND SAR REPRICINGS

Name Of Executive Officer	Date Of Repricing	Securities Under Options/SARs Repriced Or Amended	Market Price Of Securities At Time Of Repricing Or Amendment ($/Security)	Exercise Price At Time Of Repricing Or Amendment	New Exercise Price	Length Of Original Option Term Remaining At Date of Repricing Or Amendment
Peter Smith	N/A	Nil	N/A	N/A	N/A	N/A

Directors

The directors of the Company (except named Executive) have not been compensated by the Company in their capacities as directors during the year ended April 30, 2003. No incentive stock options were granted to non-employee directors of the Company during the year. During the year no previously granted incentive stock options were exercised.

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

None of the directors or senior officers of the Company, no proposed nominee for election as a director of the Company, and no associates or affiliates of any of them, is or has been indebted to the Company or its subsidiaries at any time during the year.

APPOINTMENT OF AUDITORS

Management proposes the appointment of Hoogendoorn Vellmer, Chartered Accountants, as auditors of the Company for the ensuing year and that the directors be authorized to fix their remuneration. Matthew Hoogendoorn has been the Company's auditor since its incorporation.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

No insider of the Company, no proposed nominee for election as a director of the Company and no associate or affiliate of the foregoing, has any material interest, in any transaction since May 1, 2002 or in any proposed transaction which, in either case, has materially affected or will materially affect the Company or any of its subsidiaries.

INTEREST OF CERTAIN PERSONS IN MATTER TO BE ACTED UPON

None of the directors or senior officers of the Company, no management nominee for election as a director of the Company, none of the persons who have been directors or senior officers of the Company since May 1, 2002 and no associate or affiliate of any of the foregoing has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting other than as disclosed under the heading "Particulars Of Matters To Be Acted Upon".

PARTICULARS OF MATTERS TO BE ACTED UPON

Stock Option Plan

In August, 2002 the TSX Venture Exchange Inc. (the "Exchange") amended its policies to require that all listed companies adopt a stock option plan and set out certain requirements for such plans. As a result, the directors of the Company have decided to adopt a stock option plan for directors, officers, employees, consultants and other personnel of the Company, subject to approval by the Exchange and the Company's shareholders. Shareholders will be asked at the Meeting to vote on a resolution to adopt a new incentive stock option plan (the "Plan") in the form attached as Schedule "A" hereto.

The Plan provides that the Board of Directors of the Company may from time to time, in its discretion, grant to directors, officers, employees and consultants of the Company, the

option to purchase Shares. The Plan provides for a floating maximum limit of 10% of the outstanding Shares, as permitted by the Policies of the Exchange. This represents 1,638,498 Shares as at the date hereof available under the Plan. To date, options to purchase a total of 1,333,500 Shares have been issued to directors, officers, employees and consultants of the Company as follows: 50,000 exercisable at a price of $0.10 expiring February 14, 2005, 261,500 exercisable at a price of $0.12 expiring April 30, 2005, 23,000 exercisable at a price of $0.10 expiring July 31, 2006, 145,000 exercisable at a price of $0.10 expiring January 24, 2007 and 854,000 exercisable at a price of $0.14 expiring May 26, 2008.

Under the Plan, the number of shares reserved for any one person may not exceed 5% of the issued and outstanding Shares. The Board of Directors determines the price per Share and the number of Shares that may be allotted to each director, officer, employee and consultant and all other terms and conditions of the options, subject to the rules of the Exchange. The exercise price per Share set by the Directors is subject to minimum pricing restrictions set by the Exchange.

Options may be exercisable for up to five years from the date of grant, but the Board of Directors has the discretion to grant options that are exercisable for a shorter period. Options under the Plan are non-assignable. If prior to the exercise of an option, the holder ceases to be a director, officer, employee or consultant, the option shall be limited to the number of Shares purchasable by him immediately prior to the time of his cessation of office or employment and he shall have no right to purchase any other Shares. Options must be exercised within 30 days of termination of employment or cessation of position with the Company, provided that if the cessation of office, directorship, consulting arrangement or employment was by reason of death or disability, the option must be exercised within one year, subject to the expiry date.

A complete copy of the Plan is attached as Appendix "A" to this Information Circular. The Plan is subject to shareholder approval and approval by the Exchange.

At the Meeting, the shareholders will be asked to approve the following resolution:

BE IT RESOLVED THAT:

(a) the Stock Option Plan of the Company, as described in and attached as Appendix "A" to the Information Circular of the Company dated September 16, 2003, be and is hereby ratified and approved; and

(b) any one director or officer of the Company be authorized to make all such arrangements to do all acts and things and to sign and execute all documents and instruments in writing, whether under the corporate seal of the Company or otherwise, as may be considered necessary or advisable to give full force and effect to the foregoing.

The resolution must be approved by a simple majority approval of the votes cast at the Meeting by the holders of Shares. If the Plan is not approved by the shareholders, the Company will have to consider other methods of compensating and providing incentives to directors, officers, employees and consultants.

If named as proxy, the management designees intent to vote the Shares represented by such proxy FOR approval of the Plan, unless otherwise directed in the instrument of proxy.

MANAGEMENT KNOWS OF NO OTHER MATTERS TO COME BEFORE THE MEETING OTHER THAN THOSE REFERRED TO IN THE NOTICE OF THE MEETING. HOWEVER, SHOULD ANY OTHER MATTERS PROPERLY COME BEFORE THE MEETING, THE SHARES REPRESENTED BY THE PROXY SOLICITED HEREBY WILL, ON A POLL, BE VOTED ON SUCH MATTERS IN ACCORDANCE WITH THE BEST JUDGMENT OF THE PERSONS VOTING THE SHARES REPRESENTED BY PROXY.

BY ORDER OF THE BOARD

Debra Chapman
Secretary and Director

FANCAMP EXPLORATION LTD.

Schedule "A"

STOCK OPTION PLAN

1. **Purpose**

The purpose of the Plan is to provide an incentive to the directors, officers, employees, consultants and other personnel of the Company or any of its subsidiaries to achieve the longer-term objective of the Company; to give suitable recognition to the ability and industry of such persons who contribute materially to the success of the Company; and to attract and retain in the employ of the Company or any of its subsidiaries, persons of experience and ability, by providing them with the opportunity to acquire an increased proprietary interest in the Company.

2. **Definitions and Interpretation**

When used in this Plan, unless there is something in the subject matter or context inconsistent therewith, the following words and terms shall have the respective meanings ascribed to them as follows:

(a) **"Board of Directors"** means the board of directors of the Company;

(b) **"Company"** means Fancamp Exploration Ltd. and any successor company and any reference herein to action by the Company means action under the authority of its Board of Directors or a duly empowered committee appointed by the Board of Directors;

(c) **"Discounted Market Price"** means the last per share closing price for the Shares on the Exchange before the date of grant of an Option, less any applicable discount under Exchange Policies;

(d) **"Exchange"** means the TSX Venture Exchange or any other stock exchange on which the Shares are listed;

(e) **"Exchange Policies"** means the policies of the Exchange, including those set forth in the Corporate Finance Manual of the Exchange;

(f) **"Insider"** has the meaning ascribed thereto in Exchange Policies;

(g) **"Option"** means an option granted by the Company to an Optionee entitling such Optionee to acquire a designated number of Shares from treasury at price determined by the Board of Directors;

(h) **"Option Period"** means the period determined by the Board of Directors during which an Optionee may exercise an Option, not to exceed the maximum period permitted by the Exchange, which maximum period is five (5) years and ten (10) years from the date the Option is granted based on the Company being a Tier 2 Issuer or a Tier 1 Issuer, respectively;

(i) **"Optionee"** means a person who is a director, officer, employee, consultant or other personnel of the Company or a subsidiary of the Company; a company wholly owned by such persons; or any individual or body corporate who may be granted an option pursuant to the requirements of the Exchange, who is granted an Option pursuant to this Plan;

(j) **"Plan"** shall mean the Company's incentive stock option plan as embodied herein and as from time to time amended; and

(k) **"Shares"** means common shares in the capital of the Company and any shares or securities of the Company into which such common shares are changed, converted, subdivided, consolidated or reclassified.

Capitalized terms in the Plan that are not otherwise defined shall have their respective meanings as set out in the Exchange Policies, including without limitation "Consultant", "Employee", "Insider", "Investor Activities", "Management Company Employee", "Tier 1 Issuer" and "Tier 2 Issuer".

Wherever the singular or masculine is used in this Plan, the same shall be construed as meaning the plural or feminine or body corporate and visa versa, where the context or the parties so require.

3. **Administration**

The Plan shall be administered by the Board of Directors. The Board of Directors shall have full and final discretion to interpret the provisions of the Plan and to prescribe, amend, rescind and waive rules and regulations to govern the administration and operation of the Plan. All decisions and interpretations made by the Board of Directors shall be binding and conclusive upon the Company and on all persons eligible to participate in the Plan, subject to shareholder approval is required by the Exchange. Notwithstanding the foregoing or any other provision contained herein, the Board of Directors shall have the right to delegate the administration and operation of the Plan to a special committee of directors appointed from time to time by the Board of Directors, in which case all

references herein to the Board of Directors shall be deemed to refer to such committee.

4. Eligibility

The Board of Directors may at any time and from time to time designate those Optionees who are to be granted an Option pursuant to the Plan and grant an Option to such Optionee. Subject to Exchange Policies and limitations contained herein, the Board of Directors is authorized to provide from the grant and exercise of Options on such terms (which may vary as between Options) as it shall determine. No Option shall be granted to any person except upon recommendation of the Board of Directors. A person who has been granted an Option may, if he is otherwise eligible and if permitted by Exchange Policies, be granted an additional Option or Options if the Board of Directors shall so determine. Subject to Exchange Policies, the Company shall represent that the Optionee is a bona fide Employee, Consultant or Management Company Employee (as such terms are defined in Exchange Policies) in respect of Options granted to such Optionee.

5. Participation

Participation in the Plan shall be entirely voluntary and any decision not to participate shall not affect an Optionee's relationship or employment with the Company.

Notwithstanding any express or implied term of this Plan or any Option to the contrary, the granting of an Option pursuant to the Plan shall in no way be construed as conferring on any Optionee any right with respect to continuance as a director, officer, employee or consultant of the Company or any subsidiary of the Company.

Options shall not be affected by any change of employment of the Optionee or by the Optionee ceasing to be a director or officer or a consultant to the Company or any of its subsidiaries, where the Optionee at the same time becomes or continues to be a director, officer or full-time employee of or a consultant to the Company or any of its subsidiaries.

No Optionee shall have any of the rights of a shareholder of the Company in respect to Shares issuable on exercise of an Option until such Shares have been paid for in full and issued by the Company on exercise of the Option, pursuant to this Plan.

6. Shares Subject to Options

The number of authorized but unissued Shares that may be issued upon exercise of Options granted under the Plan at any time plus the number of Shares reserved

for issuance under outstanding incentive stock options otherwise granted by the Company shall not exceed 10% of the issued and outstanding Shares on a non-diluted basis at any time, and such aggregate number of Shares shall automatically increase or decrease as the number of issued and outstanding Shares changes. The Options granted under the Plan together with all of the Company's other previously established stock option plans or grants, shall not result at any time in:

(a) the number of Shares reserved for issuance pursuant to Options granted to Insiders exceeding 10% of the issued and outstanding Shares;

(b) the grant to Insiders within a 12 month period, of a number of Options exceeding 10% of the outstanding Shares; or

(c) the grant to any one (1) Optionee within a twelve-month period, of a number of Options exceeding 5% of the issued and outstanding Shares.

Subject to Exchange Policies, the aggregate number of Shares reserved for issuance to any one (1) Optionee under Options granted in any 12 month period shall not exceed 5% of the issued and outstanding Shares determined at the date of grant (or 2% of the issued and outstanding Shares in the case of an Optionee who is a consultant or an Employee conducting Investor Relations Activities (as such terms are defined in Exchange Policies)).

Appropriate adjustments shall be made as set forth in Section 14 hereof, in both the number of Shares covered by individual grants and the total number of Shares authorized to be issued hereunder, to give effect to any relevant changes in the capitalization of the Corporation.

If any Option granted hereunder shall expire or terminate for any reason without having been exercised in full, the unpurchased Shares subject thereto shall again be available for the purpose of the Plan.

7. **Option Agreement**

(a) A written agreement will be entered into between the Company and each Optionee to whom an Option is granted hereunder, which agreement will set out the number of Shares subject to option, the exercise price and any other terms and conditions approved by the Board of Directors, all in accordance with the provisions of the Plan (herein referred to as the "Stock Option Agreement"). The Stock Option Agreement will be in such form as the Board of Directors may from time to time approve, and may contain such terms as may be considered necessary in order that the Option will comply with any provisions respecting options in the income tax or other laws in force in any country or jurisdiction of which the

Optionee may from time to time be a resident or citizen or the rules of any regulatory body having jurisdiction over the Company.

(b) The Board of Directors may require any Optionee to agree in the Stock Option Agreement that the Optionee, if so requested by the Company or any representative of the underwriters (the 'Managing Underwriter") in connection with any registration of the offering of any securities of the Company under the *United States Securities Act of 1933, as amended* (the "1933 Act"), to not sell or otherwise transfer any Shares or other securities of the Company for a period of up to 180 days (or such other period as may be requested in writing by the Managing Underwriter and agreed to in writing by the Company) following the effective date of a registration statement of the Company filed under the 1933 Act.

8. **<u>Option Period and Exercise Price</u>**

Each Option and all rights thereunder shall be expressed to expire on the date set out in the respective Stock Option Agreement, which shall be the date of the expiry of the Option Period (the "Expiry Date"), subject to earlier termination as provided in Sections 10 and 11 hereof.

Subject to Exchange Policies and any limitations imposed by any relevant regulatory authority, the exercise price of an Option granted under the Plan shall be as determined by the Board of Directors when such Option is granted and shall be an amount at least equal to the Discounted Market Price of the Shares.

9. **<u>Exercise of Options</u>**

An Optionee shall be entitled to exercise an Option granted to him at any time prior to the expiry of the Option Period, subject to Sections 10 and 11 hereof and to vesting limitations which may be imposed by the Board of Directors at the time such Option is granted. Subject to Exchange Policies, the Board of Directors may, in its sole discretion, determine the time during which an Option shall vest and the method of vesting, or that no vesting restriction shall exist.

The exercise of any Option will be conditional upon receipt by the Company at its head office of a written notice of exercise, specifying the number of Shares in respect of which the Option is being exercised, accompanied by cash payment, certified cheque or bank draft for the full purchase price of such Shares with respect to which the Option is being exercised.

Shares shall not be issued pursuant to the exercise of an Option unless the exercise of such Option and the issuance and delivery of such Shares pursuant thereto shall comply with all relevant provisions of applicable securities law, including, without limitation, the 1933 Act, the United States Securities and Exchange Act of 1934, as amended, applicable U.S. state laws, the rules and

regulations promulgated thereunder, and the requirements of any stock exchange or consolidated stock price reporting system on which prices for the Shares are quoted at any given time. As a condition to the exercise of an Option, the Company may require the person exercising such Option to represent and warrant at the time of any such exercise that the Shares are being purchased only for investment and without any present intention to sell or distribute such Shares if, in the opinion of counsel for the Company, such a representation is required by law.

The certificates representing any Shares issued to a "U.S. person" (as defined in Rule 902 of Regulation S under the 1933 Act, which definition includes, but is not limited to, an individual resident in the United States, an estate or trust of which any executor or administrator or trustee, respectively, is a U.S. person, and any partnership or corporation organized or incorporated under the laws of the United States) shall, until such time as the same is no longer required under the applicable requirements of the 1933 Act or applicable U.S. state laws and regulations, bear a legend in substantially the following form:

"THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "1933 ACT"). THESE SECURITIES MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED ONLY (A) TO THE CORPORATION, (B) OUTSIDE THE UNITED STATES IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE 1933 ACT, (C) IN COMPLIANCE WITH THE EXEMPTION FROM THE REGISTRATION REQUIREMENTS UNDER THE 1933 ACT PROVIDED BY RULE 144 OR RULE 144A THEREUNDER, IF AVAILABLE, AND IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS, OR (D) IN A TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE 1933 ACT OR ANY APPLICABLE STATE LAWS AND REGULATIONS GOVERNING THE OFFER AND SALE OF SECURITIES, AND THE HOLDER HAS, PRIOR TO SUCH SALE, FURNISHED TO THE CORPORATION AN OPINION OF COUNSEL, OF RECOGNIZED STANDING, OR OTHER EVIDENCE OF EXEMPTION, REASONABLY SATISFACTORY TO THE CORPORATION. DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE "GOOD DELIVERY" IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA. AT ANY TIME THE CORPORATION IS A "FOREIGN ISSUER" AS DEFINED IN REGULATION S UNDER THE 1933 ACT, A NEW CERTIFICATE, BEARING NO LEGEND, THE DELIVERY OF WHICH WILL CONSTITUTE "GOOD DELIVERY" MAY BE OBTAINED FROM THE APPLICABLE TRANSFER AGENT UPON DELIVERY OF THIS CERTIFICATE AND A DULY EXECUTED DECLARATION, IN FORM SATISFACTORY TO THE CORPORATION AND THE APPLICABLE TRANSFER AGENT TO THE EFFECT THAT THE SALE OF THE SECURITIES IS BEING MADE IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE 1933 ACT AT A TIME WHEN THE

CORPORATION IS A "FOREIGN ISSUER" AS DEFINED IN REGULATION S UNDER THE 1933 ACT."

10. **Ceasing to be a Director, Officer, Employee or Consultant**

If an Optionee ceases to be a director, officer, employee or consultant of the Company or its subsidiaries for any reason other than death, the Optionee may, but only within thirty (30) dates after the Optionee's ceasing to be a director, officer, employee or consultant or prior to the expiry of the Option Period, whichever is earlier, exercise any Option held by the Optionee, but only to the extent that the Optionee was entitled to exercise the Option at the date of cessation. For greater certainty, any Optionee who is deemed to be an employee of the Company pursuant to any medical or disability plan of the Company shall be deemed to be an employee for the purposes of the Plan.

11. **Death of Optionee**

In the event of the death of an Optionee, the Option previously granted to him shall be exercisable within one (1) year following the date of the death of the Optionee or prior to the expiry of the Option Period, whichever is earlier, and then only by the persons to whom the Optionee's rights under the Option shall pass by the Optionee's will or the laws of descent and distribution, or by the Optionee's legal personal representative.

12. **Optionee's Rights Not Transferable**

No right or interest of any Optionee in or under the Plan is assignable or transferable, in whole or in part, either directly or by operation of law or otherwise in any manner except by bequeath or the laws of descent and distribution, subject or the requirements of the Exchange, or as otherwise allowed by the Exchange.

Subject to the foregoing, the terms of the Plan shall bind the Company and its successors and assigns, and each Optionee and his heirs, executors, administrators and personal representatives.

13. **Takeover or Change of Control**

The Company shall have the power, in the event of:

(a) any disposition of all or substantially all of the assets of the Company, or the dissolution, merger, amalgamation or consolidation of the Company with or into any other company or such company into the Company, or

(b) any change in control of the Company,

to make such arrangements as it shall deem appropriate for the exercise of outstanding Options or continuance of outstanding Options, including without limitation, to amend any Stock Option Agreement to permit the exercise of any or all of the remaining Options prior to the completion of nay such transaction. If the Company shall exercise such power, the Option shall be deemed to have been amended to permit the exercise thereof in whole or in part by the Optionee at any time or from time to time as determined by the Company prior to the completion of such transaction.

14. Anti-Dilution of the Option

In the event of:

(a) any subdivision, redivision or change of the Shares at any time during the term of the Option into a greater number of Shares, the Company shall deliver, at the time of any exercise thereafter of the Option, such number of Shares as would have resulted from such subdivision, redivision or change if the exercise of the Option had been made prior to the date of such subdivision, redivision or change;

(b) any consolidation or change of the Shares at any time during the term of the Option into a lesser number of Shares, the number of Shares deliverable by the Company on any exercise thereafter of the Option shall be reduced to such number of Shares as would have resulted from such consolidation or change if the exercise of the Option had been made prior to the date of such consolidation or change;

(c) any reclassification of the Shares at any time outstanding or change of the Shares into other shares, or in the case of the consolidation, amalgamation or merger of the Company with or into any other company (other than a consolidation, amalgamation or merger which does not result in a reclassification of the outstanding Shares or a change of the Shares into other shares), or in the case of any transfer of the undertaking or assets of the Company as an entirety or substantially as an entirety to another company, at any time during the term of the Option, the Optionee shall be entitled to receive, and shall accept, in lieu of the number of Shares to which he was theretofore entitled upon exercise of the Option, the kind and amount of shares and other securities or property which such holder would have been entitled to receive as a result of such reclassification, change, consolidation, amalgamation, merger or transfer if, on the effective date thereof, he had been the holder of the number of Shares to which he was entitled upon exercise of the Option.

Adjustments shall be made successively whenever any event referred to in this section shall occur. For greater certainty, the Optionee shall pay for the number of shares, other securities or property as aforesaid, the amount the Optionee would

have paid if the Optionee had exercised the Option prior to the effective date of such subdivision, redivision, consolidation or change of the Shares or such reclassification, consolidation, amalgamation, merger or transfer, as the case may be.

15. **United States Matters**

(a) Each option granted under the Plan to an option holder who is a citizen or resident of the United States (including territories, possessions and all areas subject to the jurisdiction) (a "U.S. Optionee") will be designated in the Option Agreement as either a non-qualified stock option or an incentive stock option within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, of the United States (the "Code"), provided that the stock option complies with the following provisions. If not designated in the Option Agreement, the Option shall be an incentive stock option. No provisions of the Plan, as it may be applied to a U.S. Optionee who has been granted an incentive stock option within the meaning of Section 422 of the Code, shall be construed so as to be inconsistent with any provision of Section 422 of the Code. Notwithstanding anything in the Plan contained to the contrary, the following provisions shall apply to each U.S. Optionee who will be granted an incentive stock option within the meaning of Section 422 of the Code:

(i) options shall only be granted to U.S. Optionees who are, at the time of grant, officers, key employees, directors (provided, for purposes of this Section 11 only, such directors are then also officers or key employees of the Company or a subsidiary). Any director of the Company who is a U.S. Optionee shall be eligible to vote upon the granting of such option;

(ii) the aggregate fair market value (determined as of the time the option is granted) of the Shares exercisable for the first time by a U.S. Optionee during any calendar year under the Plan and all other stock option plans, within the meaning of Section 422 of the Code, of the Company or any subsidiary shall not exceed US $100,000;

(iii) the purchase price of the Shares under each Option granted to a U.S. Optionee pursuant to the Plan shall be not less than the fair market value of such Shares at the time the option is granted, as determined in good faith by the directors at such time;

(iv) if any U.S. Optionee to whom an option is to be granted under the Plan at the time of the grant of such option is the owner of shares possessing more than ten percent (10%) of the total combined

voting power of all classes of shares of the Company, then the following special provisions shall be applicable to the option granted to such individual:

(1) the purchase price per Common Share subject to such option shall not be less than one hundred and ten percent (110%) of the fair market value of one Common Share at the time of grant; and

(2) for the purposes of this Section 11 only the option exercise period shall not exceed five (5) years from the date of grant;

(v) no option may be granted hereunder to a U.S. Optionee following the expiry of five (5) years after the date on which the Plan is adopted by the Board or the date the Plan is approved by the shareholders of the Company, whichever is earlier;

(vi) no option granted to a U.S. Optionee under the Plan shall become exercisable unless and until the Plan shall have been approved by the shareholders of the Company; and

(viii) no incentive stock options may be granted under the Plan after ten (10) years after the adoption of this Plan by the Board of Directors of the Company.

(b) At the discretion of the Board of Directors, Optionees may satisfy withholding obligations as provided within this paragraph. When an Optionee incurs a tax liability in connection with an Option, which tax liability is subject to tax withholding under applicable tax laws (including, without limitation, income and payroll withholding tax laws), and the Optionee is obligated to pay the Company the amount required to be withheld under applicable tax laws, Optionee may satisfy the tax withholding obligation by one or some combination of the following methods: (a) by cash payment, (b) out of Optionee's current compensation, (c) if permitted by the Board of Directors, in its discretion, by surrendering to the Company, Shares that (i) have been owned by Optionee for more than six (6) months on the date of surrender or such other period as may be required to avoid a charge to the Company's earnings, and (ii) have a Market Value on the date of surrender equal to (or less than, if other consideration is paid to the Company to satisfy the withholding obligation) Optionee's marginal tax rate times the ordinary income recognized, plus an amount equal to the Optionee's share of any applicable payroll withholding taxes, or (d) if permitted by the Board of Directors, in its discretion, by electing to have the Company withhold from the Shares to be issued upon exercise of the Option, if any, that

number of Shares having a Market Value equal to the amount required to be withheld. For this purpose, the Market Value of the Shares to be withheld shall be determined on the date that the amount of tax to be withheld is to be determined (the "Tax Date"). In making its determination as to the type of consideration to accept, the Board of Directors shall consider if acceptance of such consideration may be reasonably expected to benefit the Company or result in the recognition of compensation expense (or additional compensation expense) for financial reporting purposes.

16. <u>Costs</u>

The Company shall pay all costs of administering the Plan.

17. **<u>Termination and Amendment</u>**

(a) The Board of Directors may amend or terminate the Plan or any outstanding Option granted hereunder at any time without the approval of the shareholders of the Company or any Optionee whose Option is amended or terminated, in order to conform the Plan or such Option as the case may be to applicable law or regulation or the requirements of the Exchange or any relevant regulatory authority, whether or not such amendment or termination would affect any accrued rights, subject to the approval of the Exchange or such regulatory authority.

(b) The Board of Directors may amend or terminate the Plan or any outstanding Option granted hereunder for any reason other than the reasons set forth in Section 16 (a) hereof, subject to the approval of the Exchange or any relevant regulatory authority and the approval of the shareholders of the Company if required by the Exchange or such regulatory authority. Subject to Exchange Policies, disinterested shareholder approval will be obtained for any reduction in the exercise price of an Option if the Optionee is an Insider of the Company at the time of the proposed amendment. No such amendment or termination will, without the consent of an Optionee, alter or impair any rights that have accrued to him prior to the effective date thereof.

(c) The Plan, and any amendments thereto, shall be subject to acceptance and approval by the Exchange. Any options granted prior to such approval and acceptance shall be conditional upon such approval and acceptance being given and no such Options may be exercised unless until such approval and acceptance are given.

18. Applicable Law

The Plan shall be governed by, administered and construed in accordance with the laws of the Province of British Columbia and the laws of Canada applicable therein.

19. Prior Plans

On the effective date (as defined in Section 19 hereof), subject to Exchange approval and, if required, shareholder approval:

(a) the Plan shall entirely replace and supercede prior stock option plans, if any, enacted by the Company; and

(b) all outstanding options shall be deemed to be granted pursuant to the Plan.

20. Effective Date

The Plan shall become effective as of and from, and the effective date of the Plan shall be May 1, 2003, upon receipt of all necessary shareholder and regulatory approvals.

FANCAMP EXPLORATION LTD.

FINANCIAL STATEMENTS

APRIL 30, 2003 and 2002

Hoogendoorn Vellmer
Chartered Accountants

406, 455 Granville Street
Vancouver, B.C.
V6C 1T1
Phone: 604-687-3773
Facsimile: 604-687-3778
E-mail: hoogendoornvellmer@telus.net

AUDITORS' REPORT

To the Shareholders of
Fancamp Exploration Ltd.

We have audited the balance sheets of Fancamp Exploration Ltd. as at April 30, 2003 and 2002 and the statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at April 30, 2003 and 2002 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles. As required by the Company Act (British Columbia), we report that, in our opinion, these principles have been applied on a consistent basis.

Vancouver, Canada
July 18, 2003

Hoogendoorn Vellmer
Chartered Accountants

FANCAMP EXPLORATION LTD.
BALANCE SHEETS

As at	April 30, 2003	2002
	$	$
ASSETS		
CURRENT		
Cash	34,863	13,041
Taxes refundable	14,115	9,939
Prepaid expenses and deposits	9,150	1,367
Accrued mining duties refundable	-	1,862
	58,128	26,209
MINERAL PROPERTIES INTERESTS (Note 3)	388,721	263,906
INVESTMENT IN SHARES (Note 4)	141	141
INCORPORATION COSTS	1,100	1,100
	448,090	**291,356**
LIABILITIES		
CURRENT		
Accounts payable and accrued liabilities (Note 7(d))	110,136	32,007
Botswana exploration commitment (Note 5)	768,041	693,900
	878,177	725,907
DEFERRED QUEBEC MINING DUTIES	124,893	126,755
	1,003,070	852,662
SHAREHOLDERS' DEFICIENCY		
SHARE CAPITAL (Note 6)	5,877,584	5,702,584
DEFICIT	(6,432,564)	(6,263,890)
	(554,980)	(561,306)
	448,090	**291,356**

NOTE 1 - NATURE AND CONTINUANCE OF OPERATIONS
NOTE 9 - COMMITMENT

Approved by the Directors:

P.SMITH, **Director**

D.CHAPMAN, **Director**

FANCAMP EXPLORATION LTD.
STATEMENTS OF OPERATIONS AND DEFICIT

	Years Ended April 30, 2003	2002
	$	$
OPERATING EXPENSES		
Audit and accounting	10,925	4,475
Field administration, management and consulting	30,000	30,000
Interest expense	377	21,042
Legal fees	1,263	2,835
Office rent, supplies and services	28,871	28,502
Share transfer, listing and filing fees	14,478	20,571
Telephone	4,750	5,688
	(90,664)	(113,113)
OTHER (EXPENSES) RECOVERIES		
Gain (loss) on sale of marketable securities	-	406
General exploration expenditures	(3,868)	(7,272)
Mineral properties interests written down	-	(152,320)
Mineral properties interests written off	(1)	(862)
(Increase) reduction in Botswana exploration commitment (Note 5)	(74,141)	192,100
	(78,010)	32,052
LOSS FOR THE YEAR	(168,674)	(81,061)
DEFICIT, beginning of year	(6,263,890)	(6,182,829)
DEFICIT, end of year	**(6,432,564)**	**(6,263,890)**
LOSS PER SHARE	**(0.01)**	**(0.01)**
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING	**14,174,693**	**10,040,214**

FANCAMP EXPLORATION LTD.
STATEMENTS OF CASH FLOWS

CASH PROVIDED BY (USED IN):	Years Ended April 30, 2003	2002
	$	$
OPERATING ACTIVITIES		
Loss for the year	(168,674)	(81,061)
Items not requiring cash in the year:		
(Gain) loss on sale of marketable securities	-	(406)
Mineral properties interests written down	-	152,320
Mineral properties interests written off	1	862
Increase (reduction) in Botswana exploration commitment	74,141	(192,100)
	(94,532)	(120,385)
Changes in non-cash working capital items (Note 11)	68,032	31,431
	(26,500)	(88,954)
FINANCING ACTIVITIES		
Proceeds from promissory notes payable	-	18,000
Deferred Quebec Mining Duties	(1,862)	1,046
Shares issued for cash	175,000	177,800
	173,138	196,846
INVESTING ACTIVITIES		
Mineral property acquisition	(2,068)	(5,128)
Mineral property option payment received	5,000	10,000
Exploration expenditures	(127,748)	(110,596)
Proceeds from sale of marketable securities	-	10,306
	(124,816)	(95,418)
INCREASE (DECREASE) IN CASH in the year	21,822	12,474
CASH, beginning of year	13,041	567
CASH, end of year	**34,863**	**13,041**

SUPPLEMENTARY DISCLOSURE OF NON-CASH FINANCING AND INVESTING ACTIVITIES

Shares issued on settlement of accounts payable	-	195,624
Shares issued on acquisition of mineral property interest	-	10,000
Shares issued on settlement of promissory notes payable	-	18,000

SUPPLEMENTARY DISCLOSURE OF STATEMENTS OF CASH FLOWS INFORMATION

Interest expense	377	21,042
Taxes	-	-

NOTE 1 – NATURE AND CONTINUANCE OF OPERATIONS

Fancamp Exploration Ltd. was incorporated under the laws of the Province of British Columbia. The Company owns interests in mineral properties in the Provinces of Quebec and New Brunswick, Canada. Fancamp is a development stage enterprise in the business of mineral exploration. It is in the process of exploring its mineral properties interests and has not yet determined whether these properties contain ore reserves that are economically recoverable.

The recoverability of amounts shown for mineral properties interests and related deferred costs is dependent upon the discovery of economically recoverable reserves, confirmation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain necessary financing to complete development, and future profitable production or proceeds from the disposition of its mineral properties interests. For those properties in which it has a joint venture interest, it is required to contribute its proportionate share of costs or accept dilution of its interest.

The Company has a working capital deficiency of $820,049 at April 30, 2003 (2002:$699,698). These financial statements have been prepared in accordance with generally accepted accounting principles applicable to a going concern, which assume that the Company will realize its assets and discharge its liabilities in the normal course of business. The Company's ability to maintain its existence is dependent upon the continuing support of its creditors and its success in obtaining new equity financing for its ongoing operations. Realization values may be substantially different from carrying values, as shown in these financial statements, should the Company be unable to continue as a going concern.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Mineral properties interests

Fancamp capitalizes all acquisition costs and related exploration and development expenditures until such time as the property to which they relate is brought into production, abandoned, or deemed not to contain economic reserves. The costs will be amortized on a unit-of-production basis following commencement of production or written off to operations if the property is sold, abandoned or deemed to not contain economic reserves. Proceeds received from option payments are netted against capital costs and related exploration and development expenditures of the optional property. The amounts shown for mineral properties interests and deferred exploration and development costs represent net costs incurred to date and do not necessarily reflect present or future values.

Certain of the Company's mineral properties interests are held jointly with other parties. The capitalized costs of these mineral properties interests include only the Company's joint venture share of the costs.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (Continued)

Deferred Quebec mining duties

The Company qualifies under the Mining Duties Act (Quebec) for a refundable credit calculated at 12% of qualifying exploration and development expenditures incurred in Quebec. Qualifying expenditures claimed for the purposes of receiving payment of this refund on a current basis will not be deductible in the calculation of duties from mineral production in future years. Accordingly, the full amount of such assistance has been recorded as deferred Quebec mining duties. On commencement of earnings from mineral production, the Company intends to amortize this amount as a reduction of mining duties then payable over the estimated productive life of its properties.

Foreign currency translation

The foreign currency accounts are translated into Canadian dollars by the temporal method as follows:

(i) Monetary assets and liabilities are translated at the rate of exchange in effect at the balance sheet date;

(ii) Non-monetary items, except those items which are carried at market value, are translated at historical exchange rates; and

(iii) Revenue and expense items are translated at the rate of exchange in effect at the time they occur.

Gains or losses arising on foreign currency translation are included in operations in the year in which they are incurred.

Financial instruments

The Company's financial instruments include cash, taxes refundable, prepaid expenses and deposits, accrued mining duties refundable, accounts payable and accrued liabilities and the Botswana exploration commitment. The carrying values of these financial instruments approximate their fair values.

The Company is not exposed to significant interest, credit or currency risk arising from these financial instruments, except with regards to currency risk associated with its Botswana exploration commitment, as detailed in Note 5.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities at the date of the financial statements and revenues and expenses for the period reported. These estimates are reviewed periodically, and, as adjustments become necessary, they are reported in operations in the period in which they become known.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (Continued)

Stock based compensation

In accordance with the new *CICA Handbook Section 3870 ("Section 3870") Stock-Based Compensation and Other Stock-Based Payments,* Fancamp recognizes compensation expense for the estimated fair value of stock options granted to non-employees after January 1, 2002. Further, as permitted in Section 3870, Fancamp has adopted the disclosure-only method of reporting for stock options granted to employees. Prior to the enactment of Section 3870, no compensation expense was recognized when stock options were granted. The enactment of Section 3870 has had no effect on these financial statements as no stock options were granted during 2003 (Note 6(c)).

Loss per share

Basic loss per share is calculated by dividing the loss for the year by the weighted average number of shares outstanding in the year. Diluted loss per share on the potential exercise of share options and warrants is not presented where anti-dilutive.

Income taxes

Future income tax assets and liabilities are recorded where the accounting net book value of assets and liabilities differ from their corresponding tax bases. The benefit of future income tax assets is only recognized when their realization is considered more likely than not.

NOTE 3 - MINERAL PROPERTIES INTERESTS

The Company's mineral properties interests are detailed below and in Schedule I – Summary of Deferred Costs on Mineral Properties Interests.

(a) 100% owned claims in the Province of New Brunswick

The Company has a 100% ownership interest in 322 claims in the Province of New Brunswick (2002: 458 claims). Certain of the properties are subject to the following royalties or option agreements:

(i) Upsalquitch Forks claims

The Upsalquitch Forks claims are subject to a royalty interest of 1% net smelter returns, which the Company may retire by the payment of $500,000. The claims were written down to a nominal value in 2002.

(ii) St. George's claims

177 of the St. George's claims are subject to a royalty interest of 1% of net smelter returns, of which the Company may retire a ½% royalty interest by the payment of $250,000.

On October 19, 2001, the Company signed an option agreement with Freewest Resources Canada Inc. ("Freewest"), under which Freewest may acquire a 50% interest in 46 of the100% owned St. George's claims by paying $7,500 on signing of the agreement (paid) and spending $50,000 in the first year and a further $150,000 in the second year of the agreement respectively. The option was abandoned by Freewest in 2003.

NOTE 3 – MINERAL PROPERTIES INTERESTS (Continued)

(b) 100% owned claims in the Province of Quebec

The Company has a 100% ownership interest in 317 claims in the Province of Quebec (2002: 238 claims). Certain of the properties are subject to net smelter returns royalties, as follows:

(i) Lemoine Township claims

The Lemoine claims are subject to a royalty interest of 1 1/2% of net smelter returns, of which the Company may retire a 1% royalty interest by the payment of $1,000,000.

(ii) Manic 3 claims

The Manic 3 claims are subject to a royalty interest of 2% net smelter returns, of which the Company may retire a 1% royalty interest by the payment of $1,000,000.

(iii) Sept-Iles Mechant

Effective September 1, 2002, the Company signed an option agreement with Ressources Appalaches ("Appalaches"), under which Appalaches may acquire a 50% interest in the 144 Sept Iles Mechant claims by paying $10,200 on signing of the agreement (paid) and spending $75,000 each in the first four years of the agreement and $100,000 in the fifth year of the agreement.

(c) Mineral properties interests held jointly with others

(i) Fairfield claims

In 2002, the Company abandoned its 50% interest in a block of 15 claims in New Brunswick. All deferred costs were charged to operations during the year.

(ii) Otter Brook claims

In 2003, the Company abandoned its 50% interest in a group of 22 claims in Northumberland County, New Brunswick. All deferred costs were charged to operations during the year.

(iii) St. George's claims

The Company owns a 50% joint venture interest in 46 claims near St. Andrews, New Brunswick. The claims are subject to an underlying royalty interest of 1% of net smelter returns, of which a ½% royalty interest may be retired by the payment of $250,000.

The Company's joint venture partners are Murgor Resources Inc. (11 claims) and Golden Hope Mines Ltd. (35 claims). Golden Hope Mines Ltd. is a public company with a common director.

NOTE 3 - MINERAL PROPERTIES INTERESTS (Continued)

(c) **Mineral properties interests held jointly with others** (continued)

(iii) **St. George's claims** (continued)

The joint venture agreements require each of the participants to fund their proportionate share of further expenditures, failing of which will dilute their interest. On dilution to 10%, the non-contributor will forfeit all interest in the claims.

(iv) **Benoist claims**

The Company owns a 10% interest in a block of 23 claims in Quebec. The claims were written down to a nominal value in 2001.

(v) **Lac Colomb claims**

The Company owns a 50% interest in a block of 5 claims in Quebec.

(vi) **Otish Mountains**

The Company owns a 50% interest in a block of 160 claims north of the Otish Mountains in Central Quebec.

(d) **Mineral property royalty interests**

(i) **Fancamp Township claims**

The Company holds a 10% net profits royalty on 17 mineral claims in Quebec. The claims were written down to a nominal value in 2002.

(ii) **Mountain claims**

The Company holds a royalty interest of 0.5% of net smelter returns on 51 claims in Quebec, of which a 0.25% royalty interest may be retired by the payment of $250,000.

(e) **Options on mineral properties interests**

(i) **Longue Pointe de Mingan claims**

On December 5, 2002, the Company signed an option agreement with Sheridan Platinum Group Ltd. ("Sheridan") under which it may acquire a 50% interest in 507 units and 7 claims in Quebec by spending $500,000 within two years of the agreement.

Following Fancamp's acquisition, Fancamp and Sheridan will become joint venture partners and fund their proportionate share of further exploration expenditures, failing of which will dilute their interest. On dilution to 10%, the non-contributor's interest will revert to a 1% net smelter returns royalty interest.

NOTE 4 - INVESTMENT IN SHARES

Investment in shares consists of 948 shares of South African Minerals Corporation. The carrying value of this investment has been reduced from its cost of $2,500 to reflect a permanent decline in value to $141.

NOTE 5 - BOTSWANA EXPLORATION COMMITMENT

Under the terms of exploration licenses granted in prior years by the State of Botswana, ("Botswana") the Company was obligated to meet specified exploration commitments over the term of the licenses. Botswana is entitled to recover any exploration expenditure shortfall by requiring payment of the shortfall amount in default. The Company's last remaining license expired in the 2001 fiscal year. An estimated exploration commitment shortfall of 3,190,605 Botswana Pula remained upon termination of the Company's exploration work in Botswana.

The above exploration commitment shortfall has been recognized in the accounts as a current liability.

An analysis of the changes in the carrying value of the liability recorded is as follows:

	April 30, 2003	2002
	$	$
Net book value, Botswana exploration commitment, beginning of year	693,900	886,000
Foreign exchange loss (gain)	159,070	(115,000)
Decrease in commitment exposure	(84,929)	(77,100)
Increase (reduction) in Botswana exploration commitment	74,141	(192,100)
Net book value, Botswana exploration commitment, end of year	768,041	693,900

During the 2003 year, the Botswana Pula increased in value, resulting in a foreign exchange loss of $159,070 (2002: gain of $115,000). The currency risk associated with the exploration commitment is presently indeterminable.

Based on management's review of the commitment exposure, the carrying value of the liability has been reduced by $84,929 as at April 30, 2003 (2002: $77,100).

NOTE 6 - SHARE CAPITAL

(a) Authorized: 50,000,000 common shares without par value

Issued:

	2003		2002	
	Number	Amount	Number	Amount
		$		$
Balance, beginning of year	12,617,981	5,702,584	9,255,822	5,301,160
Issued in the year for cash:				
Private placement of shares	1,000,000	60,000	-	-
Private placement of units	200,000	20,000	-	-
Private placement of flow-through units	2,000,000	200,000	1,300,000	130,000
Exercise of warrants	-	-	448,000	44,800
Exercise of management incentive options	-	-	30,000	3,000
Less: consideration receivable on flow-through units	-	(105,000)	-	-
Issued in the year in settlement of accounts payable	-	-	1,304,159	195,624
Issued in the year in settlement of notes payable	-	-	180,000	18,000
Issued in the year for Manic-3 Claims	-	-	100,000	10,000
Balance, end of year	**15,817,981**	**5,877,584**	**12,617,981**	**5,702,584**

(b) Warrants

The changes in share purchase warrants were as follows:

	2003		2002	
	Underlying Shares	Exercise Price	Underlying Shares	Exercise Price
		$		$
Balance, beginning of year	1,300,000	0.125	1,000,000	0.100
Granted	2,200,000	0.125-0.150	1,300,000	0.125
Exercised	-	-	(448,000)	0.100
Expired	-	-	(552,000)	0.100
Balance, end of year	3,500,000	0.125-0.150	1,300,000	0.125

NOTE 6 - SHARE CAPITAL (Continued)

(b) Warrants (continued)

The summary of share purchase warrants outstanding is as follows:

Exercise Price Per Share	Expiry Date	Number of warrants outstanding 2003	2002	Share entitlement per warrant
0.125	November 2, 2003	1,000,000	1,000,000	1 flow-through share
0.125	March 13, 2004	300,000	300,000	1 flow-through share
0.150	June 3, 2004	200,000	-	1 common share
0.125	December 18, 2004	2,000,000	-	1 flow-through share

(c) Management incentive options

The changes in management incentive options were as follows:

	2003		2002	
	Number	Weighted average exercise price per share	Number	Weighted average exercise price per share
		$		$
Balance outstanding, beginning of year	1,046,500	0.108	516,500	0.115
Activity in the year				
Granted	-	-	560,000	0.100
Exercised	-	-	(30,000)	0.100
Expired	-	-	-	-
Cancelled	-	-	-	-
Balance outstanding, end of year	**1,046,500**	**0.108**	**1,046,500**	**0.108**

The summary of management incentive options outstanding is as follows:

Exercise Price Per Share	Expiry Date	Number of options outstanding 2003	2002
0.10	February 14, 2005	75,000	75,000
0.12	April 30, 2005	411,500	411,500
0.10	July 31, 2006	125,000	125,000
0.10	August 30, 2006	290,000	290,000
0.10	January 24, 2007	145,000	145,000

NOTE 7 - RELATED PARTY TRANSACTIONS AND BALANCES

Transactions and balances with related parties not disclosed elsewhere in these financial statements comprise:

	2003	2002
	$	$
(a) Professional geological fees paid, or recorded as payable, to a Director	59,242	63,325
(b) Administration charges and expenses paid, or recorded as payable, to two Directors	22,200	22,200
(c) Interest charged by two Directors	-	11,895
(d) Accounts payable to two Directors at April 30	31,074	6,105

(e) In the year ended April 30, 2002, the Company settled liabilities in the amount of $104,604 with two Directors by issuing of 697,358 shares at a deemed price of $0.15 per share.

Transactions with related parties are measured at the exchange amount of consideration established and agreed to by the related parties.

NOTE 8 – INCOME TAXES

The potential benefit of net operating loss carry forwards has not been recognized in the financial statements since the Company cannot be assured that it is more likely than not that such benefit will be utilized in future years. The components of the net future tax asset, the statutory tax rate, the effective rate and the elected amount of the valuation allowance are as follows:

	2003	2002
Statutory rate	40%	45%
	$	$
Income taxes recovered at the Canadian statutory rate	67,600	36,000
Benefit of tax losses not recognized in the year	(67,600)	(36,000)
Income tax recovery (expense) recognized in the year	-	-

NOTE 8 – INCOME TAXES (Continued)

The approximate tax effects of each type of temporary difference that gives rise to future tax assets are as follows:

	2003	2002
	$	$
Operating loss carry forwards, expiring 2004 – 2010	582,000	600,000
Undeducted mineral properties acquisition and exploration expenditures	1,652,000	1,652,000
Future tax assets	2,234,000	2,252,000
Less: valuation allowance	(2,234,000)	(2,252,000)
Net future tax assets	-	-

NOTE 9 – COMMITMENT

As at April 30, 2003, the Company has a commitment to incur and renounce a further $72,000 of qualifying Canadian exploration expenditures (as defined in the Canadian Income Tax Act) effective December 31, 2003 under a flow-through share private placement.

NOTE 10 – SUBSEQUENT EVENTS

The following events occurred subsequent to April 30, 2003:

(a) The Company granted incentive stock options to purchase 854,000 common shares at a price of $0.14 per share, exercisable on or before May 21, 2008.

(b) The Company issued upon the exercise of stock options 407,000 common shares at $0.10 per share and 100,000 common shares at $0.12 per share for total proceeds of $52,700.

(c) The Company purchased a 100% ownership interest in 4 mineral claims in the Porcupine division of Ontario for $7,200 cash consideration.

NOTE 11 – CASH PROVIDED BY (USED IN) CHANGES IN NON-CASH WORKING CAPITAL ITEMS

	2003	2002
	$	$
Taxes refundable	(4,176)	(1,227)
Prepaid expenses and deposits	(7,783)	(269)
Accrued mining duties refundable	1,862	(1,046)
Accounts payable and accrued liabilities	78,129	33,973
	68,032	31,431

Fancamp Exploration Ltd.

Schedule I - Summary of Deferred Costs On Mineral Properties Interests

The following is a summary of mineral properties interests costs deferred during the year ended April 30, 2003:

	As at April 30, 2002			Mineral Properties Interest Expenditures Incurred During The Year Ended April 30, 2003				As at April 30, 2003		
	Deferred Acquisition Costs	Deferred Exploration Expenditures	Total	Acquisition Costs Incurred	Option Payments (Received)	Exploration Expenditures Incurred	Write-Downs or Write-Offs	Deferred Acquisition Costs	Deferred Exploration Expenditures	Total
100% owned mineral properties interests:										
Brown's Mountain claims, New Brunswick	1	-	1	-	-	-	-	1	-	1
Upsalquitch Forks claims, New Brunswick	1	-	1	-	-	-	-	1	-	1
St. George's claims, New Brunswick	1,662	79,432	81,094	-	-	26,100	-	1,662	105,532	107,194
Bearn Township claims, Quebec	1	-	1	-	-	-	-	1	-	1
Dileo Lake claims, Quebec	1	-	1	-	-	-	-	1	-	1
Gamache claims, Quebec	1	-	1	-	-	-	-	1	-	1
Indicator Lake claims, Quebec	1,978	-	1,978	-	-	-	-	1,978	-	1,978
Lemoine Township claims, Quebec	1	-	1	-	-	-	-	1	-	1
Manic 3 claims, Quebec	10,000	3,822	13,822	-	-	88	-	10,000	3,910	13,910
Manicuagan claims, Quebec	-	-	-	2,068	-	-	-	2,068	-	2,068
Sept Iles - Lac Mechant claims, Quebec	86,188	57,346	143,534	-	(5,000)	244	-	81,188	57,590	138,778
Jointly held mineral properties interests:										
Otter Brook claims, New Brunswick	1	-	1	-	-	-	(1)	-	-	-
St. George's claims, New Brunswick	2,688	19,208	21,896	-	-	70	-	2,688	19,278	21,966
Benoist claims, Quebec	1	-	1	-	-	-	-	1	-	1
Lac Colomb claims, Quebec	(1,572)	800	(772)	-	-	110	-	(1,572)	910	(662)
Otish Mountain claims, Quebec	-	2,344	2,344	-	-	-	-	-	2,344	2,344
Mineral properties royalty interests:										
Fancamp claims, Quebec	1	-	1	-	-	-	-	1	-	1
Mountain claims, Quebec	1	-	1	-	-	-	-	1	-	1
Options on mineral properties interests:										
Longue Pointe claims, Quebec	-	-	-	-	-	101,136	-	-	101,136	101,136
	100,954	162,952	263,906	2,068	(5,000)	127,748	(1)	98,021	290,700	388,721

Fancamp Exploration Ltd.

Schedule I - Summary of Deferred Costs On Mineral Properties Interests

The following is a summary of mineral properties interests costs deferred during the year ended April 30, 2002:

	As at April 30, 2001			Mineral Properties Interest Expenditures Incurred During The Year Ended April 30, 2002				As at April 30, 2002		
	Deferred Acquisition Costs	Deferred Exploration Expenditures	Total	Acquisition Costs Incurred	Option Payments (Received)	Exploration Expenditures Incurred	Write-Downs or Write-Offs	Deferred Acquisition Costs	Deferred Exploration Expenditures	Total
100% owned mineral properties interests:										
Brown's Mountain claims, New Brunswick	15,900	17,015	32,915	-	-	3,238	(36,152)	1	-	1
Upsalquitch Forks claims, New Brunswick	10,854	90,583	101,437	-	-	-	(101,436)	1	-	1
St. George's claims, New Brunswick	8,512	6,045	14,557	3,150	(10,000)	73,387	-	1,662	79,432	81,094
Bearn Township claims, Quebec	1	880	881	-	-	-	(880)	1	-	1
Dileo Lake claims, Quebec	1	-	1	-	-	-	-	1	-	1
Gamache claims, Quebec	1	500	501	-	-	198	(699)	1	-	1
Indicator Lake claims, Quebec	-	-	-	1,978	-	-	-	1,978	-	1,978
Lemoine Township claims, Quebec	1	-	1	-	-	-	-	1	-	1
Lac Rocher claims, Quebec	1	-	1	-	-	-	(1)	-	-	-
Manic 3 claims, Quebec	-	-	-	10,000	-	3,822	-	10,000	3,822	13,822
Quevillon Township claims, Quebec	1	110	111	-	-	-	(111)	-	-	-
Sept Iles - Lac Mechant claims, Quebec	86,188	47,039	133,227	-	-	10,307	-	86,188	57,346	143,534
Jointly held mineral properties interests:										
Fairfield claims, New Brunswick	750	-	750	-	-	-	(750)	-	-	-
Otter Brook claims, New Brunswick	1	-	1	-	-	-	-	1	-	1
St. George's claims, New Brunswick	2,688	1,909	4,597	-	-	17,299	-	2,688	19,208	21,896
Benoist claims, Quebec	1	-	1	-	-	-	-	1	-	1
Lac Colomb claims, Quebec	(1,572)	800	(772)	-	-	-	-	(1,572)	800	(772)
Otish Mountain claims, Quebec	-	-	-	-	-	2,344	-	-	2,344	2,344
Mineral properties royalty interests:										
Fancamp claims, Quebec	1	13,153	13,154	-	-	-	(13,153)	1	-	1
Mountain claims, Quebec	1	-	1	-	-	-	-	1	-	1
	123,330	178,034	301,364	15,128	(10,000)	110,595	(153,182)	100,954	162,952	263,906

FORM 51-901F
QUARTERLY REPORT

Incorporated as part of: ______ Schedule A
X Schedule B & C

ISSUER DETAILS:

Name of Issuer:	Fancamp Exploration Ltd.
Issuer's Address:	7290 Gray Avenue Burnaby, British Columbia, V5J 3Z2
Issuer's Telephone and Fax	Tel: 604-434-8829 Fax: 604-434-8823
Contact Person:	Debra Chapman
Contact's Position:	Director and Secretary
Contact Telephone Number:	604-434-8829
Contact Email Address	debrach@telus.net
Web Site Address	N/A
For Quarter Ended:	April 30, 2003
Date of Report:	September 16, 2003

CERTIFICATE

The Schedule(s) required to complete this Quarterly Report are attached and the disclosure contained herein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it. Please note this form is incorporated as part of both the required filing of Schedule A and Schedules B and C.

Peter Smith **Name of Director**	**September 16, 2003** **Date Signed**
Debra Chapman **Name of Director**	**September 16, 2003** **Date Signed**

c:\fnm\qrt\0403schb.doc

FANCAMP EXPLORATION LTD.

SCHEDULE "B" SUPPLEMENTARY INFORMATION

1. **Analysis Of Expenses And Deferred Costs**

   See Schedule I – Summary of Deferred Costs on Mineral Properties Interests for the year ended April 30, 2003 and Schedule I – Summary of Deferred Costs on Mineral Properties Interests for the year ended April 30, 2002, attached hereto as part of Schedule A – Audited Financial Statements.

2. **Related Party Transactions**

   See Note 7. of Financial Statements for the years ended April 30, 2003 and April 30, 2002, attached hereto as part of Schedule A – Audited Financial Statements.

3. **Summary Of Securities Issued And Options Granted During The Period**

   See Note 6. of Financial Statements for the years ended April 30, 2003 and April 30, 2002, attached hereto as part of Schedule A – Audited Financial Statements.

4. **Summary Of Securities As At The End Of The Reporting Period**

   See Note 6 of Financial Statements for the years ended April 30, 2003 and April 30, 2002, attached hereto as part of Schedule A – Audited Financial Statements.

5. **Names Of Directors And Officers As At The Date Of This Report**

Peter H. Smith	President and Director
Debra Chapman	Secretary and Director
Gilles Dubuc	Director
Michael Sayer	Director
Taylor Cahill	Director

FANCAMP EXPLORATION LTD.

SCHEDULE "C" MANAGEMENT DISCUSSION

The Company's prime focus has become the exploration and development of titanium rich iron ores in the Havre St. Pierre Anorthosite Massif located on Quebec's North Shore, east of Sept-Iles. The Massif is the site of the world class QIT (Rio Tinto Group) iron titanium mining operation, and is distinctive in the abundance of these elements within its boundaries. Fancamp has optioned the Mingan Showing, a recently discovered series of massive hemoilmenite outcrops from The Sheridan Platinum Group Limited, whereby it may earn a 50% interest in the property by spending $500,000 over a period of two years. This option includes a very large land package in the Massif owned by the Group which covers previously known showings and new geophysical targets. Drilling and gravity surveys on the Mingan Showing have outlined potentially exploitable resources of massive hemoilmenite and drilling is continuing.

The Company continues to hold a large land position in the Clarence Stream gold camp of southeastern New Brunswick. Activity in this area is dominated by Freewest Resources Canada Inc.'s discoveries on which measurable gold resources are being developed. Future activity by the Company in this area depends very much on the success of Freewest's efforts.

The Company's Lac Mechant nickel copper cobalt prospect northeast of Sept-Iles, and under option to Ressources Appalaches Inc., will be the site of a drill program directed at a number of strong gravity anomalies detected in the vicinity of the large, previously untested nicket copper cobalt soil anomalies outlined by Kennecott. Appalaches has to date spent about $140,000 of the $400,000 required to earn a 50% interest.

Financing for the Company's ongoing exploration efforts at Mingan is being provided through the exercise of warrants related to a series of private placements made in 2001 and 2002.

For further information, please contact: Peter H. Smith, P.Eng., President, at 514-481-3172

FANCAMP EXPLORATION LTD.
7290 Gray Avenue, Burnaby, British Columbia, V5J 3Z2
Tel: (604) 434-8829 Fax: (604) 434-8823

2003 ANNUAL REPORT

To The Shareholders:

The Company's prime focus has become the exploration and development of titanium rich iron ores in the Havre St. Pierre Anorthosite Massif located on Quebec's North Shore, east of Sept-Iles. The Massif is the site of the world class QIT (Rio Tinto Group) iron titanium mining operation, and is distinctive in the abundance of these elements within its boundaries. Fancamp has optioned the Mingan Showing, a recently discovered series of massive hemoilmenite outcrops from The Sheridan Platinum Group Limited, whereby it may earn a 50% interest in the property by spending $500,000 over a period of two years. This option includes a very large land package in the Massif owned by the Group which covers previously known showings and new geophysical targets. Drilling and gravity surveys on the Mingan Showing have outlined potentially exploitable resources of massive hemoilmenite and drilling is continuing.

The Company continues to hold a large land position in the Clarence Stream gold camp of southeastern New Brunswick. Activity in this area is dominated by Freewest Resources Canada Inc.'s discoveries on which measurable gold resources are being developed. Future activity by the Company in this area depends very much on the success of Freewest's efforts.

The Company's Lac Mechant nickel copper cobalt prospect northeast of Sept-Iles, and under option to Ressources Appalaches Inc., will be the site of a drill program directed at a number of strong gravity anomalies detected in the vicinity of the large, previously untested nicket copper cobalt soil anomalies outlined by Kennecott. Appalaches has to date spent about $140,000 of the $400,000 required to earn a 50% interest.

Financing for the Company's ongoing exploration efforts at Mingan is being provided through the exercise of warrants related to a series of private placements made in 2001 and 2002.

ON BEHALF OF THE BOARD

Peter H. Smith, Ph.D., P.Eng.
President

FORM OF PROXY

Type of Meeting:	Annual General	**Name of Company:**	Fancamp Exploration Ltd.
Meeting Date:	Tuesday October 21, 2003	**Meeting Location:**	Suite 1320, 4 King Street West, Toronto, Ontario
Meeting Time:	1:00 pm		

The undersigned Member of the Company hereby appoints Peter Smith, a Director of the Company, or failing this person, Taylor Cahill, a Director of the Company, or in place of the foregoing, ____________________, (Print the name) as proxyholder for and on behalf of the Member in respect of all matters that may properly come before the Meeting of the members of the Company and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Member were present at the said Meeting, or any adjournment thereof.

Resolutions (For full detail of each item, please see enclosed Notice of Meeting and Information Circular.)

	Resolution	For	Withhold
1.	Appointment of Hoogendoorn Vellmer as Auditors	______	______
2.	To authorize the Directors to fix the Auditor's remuneration	______	______
3.	To determine the number of directors at five	______	______
4.	a) To elect as directors all the persons named in 4. b):	______	______
	b) Peter Smith	______	______
	Taylor Cahill	______	______
	Debra Chapman	______	______
	Michael Sayer	______	______
	Gilles Dubuc	______	______

	Resolution	For	Against
5.	The adoption of the incentive stock option plan, as described in the Information Circular accompanying this Form of Proxy	______	______

The undersigned Member hereby revokes any proxy previously given to attend and vote at said Meeting.

SIGN HERE: ______________________________

Print Name: ______________________________

Date: ______________________________

Number of Shares Held: ______________________________

03 OCT -1 AM 7:21

File No. 82-3929

THIS PROXY IS NOT VALID UNLESS IT IS SIGNED AND DATED. SEE REVERSE FOR INFORMATION AND INSTRUCTIONS.

INSTRUCTIONS FOR COMPLETION OF PROXY

1. **This Proxy is solicited by the Management of the Company.**

2. If someone other than the Member of the Company signs this proxy on behalf of the named Member of the Company, documentation acceptable to the Chairman of the Meeting must be deposited with this proxy form, authorizing the signing person to do such. If the proxy form is not dated by the Member, the proxyholder is authorized to date the proxy form as of the date of the Meeting, or adjournment thereof.

3. (i) **If a registered Member wishes to attend the Meeting to vote on resolutions in person**, register your attendance with the Company's scrutineers at the Meeting.

   (ii) **If the securities of a Member are held by a financial institution and the Member wishes to attend the Meeting to vote on the resolutions in person**, cross off the management appointee name or names, insert the Member's name in the blank space provided, do not indicate a voting choice by any resolution, sign and date the proxy form and return the proxy form to the financial institution or its agent. At the Meeting, a vote will be taken on each of the resolutions as set out on this proxy form and the Member's vote will be counted at that time.

4. **If a Member cannot attend the Meeting but wishes to vote on the resolutions, the Member can appoint another person**, who need not be a member of the Company, to vote according to the Member's instructions. To appoint someone other than the person named, cross of the management appointee name or names and insert your appointed proxyholder's name in the space provided, sign and date the proxy form and return the proxy form. Where no instruction on a resolution is specified by the Member, this proxy form confers discretionary authority upon the Member's appointed proxyholder.

5. **If the Member cannot attend the Meeting but wishes to vote on the resolutions and to appoint one of the management appointees named**, leave the wording appointing a nominee as shown, sign and date the proxy form and return the proxy form. Where no instruction is specified by a Member on a resolution shown on the proxy form, a nominee of management acting as proxyholder will vote the securities as if the Member had specified an affirmative vote.

6. The securities represented by this proxy form will be voted or withheld from voting in accordance with the instructions of the Member on any poll of a resolution that may be called for and, if the Member specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. With respect to any amendments or variations in any of the resolutions shown on the proxy form, or matter which may properly come before the Meeting, the securities will be voted, if so authorized, by the proxyholder appointed, as the proxyholder in his/her sole discretion sees fit.

7. If a registered Member has returned the proxy form, the Member may still attend the Meeting and vote in person should the Member later decide to do so. To attend, and vote at the Meeting, the Member must record his/her attendance with the Company's scrutineers at the Meeting and revoke the proxy form in writing.

To be represented at the Meeting, this proxy form must be received at the offices of Pacific Corporate Trust Company, by mail or by fax no later than forty eight (48) hours (excluding Saturdays, Sundays and holidays), prior to the time of the Meeting, or any adjournment thereof. The mailing address of Pacific Corporate Trust Company is, 10th Floor, 625 Howe Street Street, Vancouver, British Columbia, V6C 3B8 and its fax number is (604) 689-8144.

FANCAMP EXPLORATION LTD.

7290 Gray Avenue, Burnaby, British Columbia, V5J 3Z2
Telephone: (604) 434-8829 Facsimile: (604) 434-8823

SUPPLEMENTAL MAILING LIST RETURN CARD

September 16, 2003

Dear Shareholder:

In accordance with National Instrument 54-102 – Communication with Beneficial Owners of Securities of a Reporting Issuer (54-101) and pursuant to the British Columbia Securities Act and Rules:

Any registered shareholder may elect annually to have his or her name added to the issuer's supplemental mailing list in order to receive quarterly reports for the issuer's first, second and third fiscal quarters. All registered shareholders will automatically receive a quarterly report for an issuer's forth fiscal quarter; while only non-registered shareholders entitled to receive an issuer's audited financial statements, pursuant to the Instrument, will receive a quarterly report for an issuer's fourth fiscal quarter.

If you wish to have your name put on the Supplemental Mailing List of **Fancamp Exploration Ltd.** (the "Company), then complete this form and return it to the Company's registrar and transfer agent, Pacific Corporate Trust Company, 10th Floor, 625 Howe Street, Vancouver, British Columbia, V6C 3B8, or directly to the Company at 7290 Gray Avenue, Burnaby, British Columbia, V5J 3Z2.

Please Print

Name: ______________________________
Address: ______________________________
____
____

I HEREBY certify that I am either a registered or non-registered shareholder of the Company.

Signature: ______________________________

DATED this ______ day of _______________, 2003.